

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 23, 2008

via U.S. mail and facsimile

Richard Smith, Chief Financial Officer
Northern Ethanol, Inc
193 King Street East, Suite 300
Toronto, Ontario, M5A 1J5, Canada

> **Re:** **Northern Ethanol, Inc**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **Form 10-QSB for the Fiscal Quarter Ended March 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2008**
> **File No. 333-145991**

Dear Mr. Smith:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief